UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Persimmon Growth Partners Investor Fund
(Name of Subject Company (Issuer))

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gregory S. Horn
President
Persimmon Growth Partners Investor Fund
1777 Sentry Parkway West, Gwynedd Hall, Suite 102
Blue Bell, PA 19422
(877) 502-6840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Calculation of Filing Fee

Persimmon Growth Partners Investor Fund (the “Fund”)
Transaction Valuation: $7,673,542.23 (a)	Amount of Filing Fee: $890.90 (b)

Total Filing Fee:  $890.90

(a)           Calculated solely for the purpose of determining the amount of the filing fee.  The estimated aggregate maximum purchase price for twenty-five percent (25%) of the Persimmon Growth Partners Investor Fund’s outstanding shares of beneficial interest is based on the total net asset value of the Fund’s outstanding shares of beneficial interest as of November 30, 2010.

(b)           Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

|_|
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       N/A

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Form or Registration No.:      Schedule TO

Filing Party:                             Persimmon Growth Partners Investor Fund

Date Filed:                               December 31, 2010

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Persimmon Growth Partners Investor Fund, a Delaware statutory trust (the “Issuer”), to purchase up to twenty-five percent (25%) of the shares of beneficial interest of the Issuer (“Shares”), as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on February 3, 2011, unless extended.  The Issuer is offering to purchase Shares, without interest, net to the participating shareholders (“Shareholders”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Repurchase, dated as of January 3, 2011, and the Letter of Transmittal, which as each may be amended or supplemented from time to time, together constitute the “Repurchase Offer”.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 through 9 and 11.  The information in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.  The Fund commenced operations on August 24, 2010.  The Issuer is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Issuer is an investment fund that does not calculate earnings per share or book value per share.  The Issuer’s assets will be reduced by the amount of the tendered interests that are purchased by the Issuer.  Thus, income relative to assets may be affected by the Offer.

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ITEM 12.  EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2011	Persimmon Growth Partners Investor Fund

	By:	/s/ Gregory S. Horn

	Name:	Gregory S. Horn
	Title:	President

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TABLE OF CONTENTS

I.	SUMMARY TERM SHEET
II.	REPURCHASE OFFER TERMS
	1.	Company Information
	2.	Identity and Background of Filing Person
	3.	The Repurchase Offer
	4.	Expiration Date
	5.	Net Asset Value Determination Date
	6.	Net Asset Value
	7.	Payment for Repurchased Shares
	8.	Increase in Amount of Shares Repurchased; Pro Rata Repurchases
	9.	Withdrawal Rights
	10.	Extension, Suspension or Postponement of Repurchase Offer
	11.	Agreements Involving the Fund’s Securities
	12.	Certain Information about the Fund
	13.	Tax Consequences
	14.	Repurchase Fees
	15.	Proper Form of Repurchase Request Documents
a. Proper Presentation of Shares for Repurchase
b. Signature Guarantees and Method of Delivery
c. Determination of Validity
	16.	Recommendations
	17.	Source and Amount of Funds; Effect of the Repurchase Offer
	18.	Certain Legal Matters
	19.	Shares of Trustees and Officers; Transactions and Arrangements Concerning Shares
	20.	Additional Information
	21.	Financial Statements

Exhibits

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from Fund to Shareholders in Connection withAcceptance of Tender of Shares Held by Shareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection withAcceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

______________________________________________________________________________

Persimmon Growth Partners Investor Fund

SUMMARY TERM SHEET
______________________________________________________________________________

Persimmon Growth Partners Investor Fund Offer to Repurchase
Up to twenty-five percent (25%) of its Shares
at Net Asset Value

Summary Term Sheet

Persimmon Growth Partners Investor Fund (the “Fund”) is offering to repurchase up to twenty-five percent (25%) of its shares pursuant to tenders by holders of the Fund’s shares (“Shares”) issued and outstanding as of February 3, 2011, unless extended (the “Expiration Date”).  The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares of the Fund as of the close of the regular trading session of the New York Stock Exchange on March 31, 2011 (the “Net Asset Value Determination Date”).  You will be receiving with this Summary Term Sheet, the Offer to Repurchase dated January 3, 2011 and the Letter of Transmittal which, as each may be amended or supplemented from time to time, together constitute the repurchase offer (the “Repurchase Offer”).

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Shares in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer.  Please read and carefully review the Offer to Repurchase, dated as of January 3, 2011 and related documents prior to making a decision regarding the Repurchase Offer.  You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern Time on the Expiration Date.  The Repurchase Offer is not conditioned on any minimum number of Shares being tendered.

All tenders of Shares for repurchase must be received in proper form by the Fund’s administrator, JD Clark & Company (the “Administrator”), by the Expiration Date.

What is the Repurchase Offer?

The Repurchase Offer is an opportunity to redeem your Shares at net asset value.

Is this Repurchase Offer the only way I can sell my Shares?

No.  You will be able to sell your Shares in future repurchase offers, as described in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Agreement and Declaration of Trust, dated as of June 2, 2010 (the “Declaration of Trust”).

What action must I take if I decide not to submit my Shares for repurchase in the Repurchase Offer?

None.

What is the purchase price for Shares in the Repurchase Offer and how is it calculated?

The Repurchase Price is an amount equal to the net asset value of a Shareholder’s Shares properly tendered and accepted by the Fund as of the Net Asset Value Determination Date.  The Fund anticipates that it will pay a Shareholder the Repurchase Price in cash.  However, repurchases of Shares or portions thereof from Shareholders by the Fund may be paid, in the sole discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase.  Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pro-rata basis.

The initial calculation of the Fund’s net asset value on the Net Asset Value Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and the Declaration of Trust.  The Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by the Fund.

Shareholders can obtain the current net asset value per Share during the period of the Repurchase Offer by calling (877) 502-6840, between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of a Shareholder’s Shares on a future date.  The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Value Determination Date.

Please see Sections 5 and 6 of the Repurchase Offer Terms for more information.

How do I submit Shares for repurchase if I want to participate in the Repurchase Offer?

You should review the Offer to Repurchase before making your decision to submit Shares for repurchase.  You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal.  These materials must be received by the Administrator, in proper form, by the Expiration Date.

Participating Shareholders should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate.  The Fund is under no obligation to notify Shareholders of any errors or incomplete information in their submission.  Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why is the Fund making the Repurchase Offer?

The Fund is making the Repurchase Offer to provide Shareholders with a source of liquidity for their Shares, as Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.  Shareholders can offer all or a portion of their Shares for repurchase only during the Fund’s repurchase offers.

Please see Sections 3 and 16 of the Repurchase Offer Terms for more information.

What should I consider in making a decision to participate in the Repurchase Offer?

The following discussion does not incorporate all factors that could impact your decision and is general in nature.  Please consult the Offer to Repurchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer.  You should also consider that the Fund intends to make future repurchase offers so there will most likely be additional opportunities besides this Repurchase Offer.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Shares may fluctuate following the Repurchase Offer.  The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund to the Shareholder unless and until such Shares are repurchased.  You should also note that although the Repurchase Offer expires on February 3, 2011, you remain a Shareholder in the Fund with respect to your tendered Shares that are accepted for purchase through March 31, 2011, when the net asset value of your Shares is calculated.

If I decide not to participate in the Repurchase Offer, how will that affect the Shares that I own?

The purchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares.  Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  If the Fund’s aggregate assets are reduced, Shareholders that do not tender Shares will bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.  In order to pay for Shares and portions of Shares purchased pursuant to this Repurchase Offer, the Fund may liquidate portfolio holdings earlier than Persimmon Capital Management, LP (the “Investment Manager”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Will I have to pay anything to participate in the Repurchase Offer?

You will not pay fees or commissions to the Fund in order to participate in the Repurchase Offer.  However, if your Shares are held through a Financial Intermediary (as defined in the Repurchase Offer Terms), the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

Please see Section 14 of the Repurchase Offer Terms for more information.

May I withdraw my Shares after I have submitted them for repurchase and, if so, by when?

Yes, you may withdraw your Shares at any time prior to 12:00 midnight Eastern Time on February 3, 2011.  A notice of withdrawal of Shares submitted in the Repurchase Offer must be timely received by the Administrator and the notice must specify the name of the Shareholder who submitted the Shares in the Repurchase Offer, the number of Shares being withdrawn and the name of the registered owner, if different from the person who submitted the Shares in the Repurchase Offer.  Withdrawn Shares can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares.

Is there a limit on the number of Shares I can submit in the Repurchase Offer?

No.  However, a Shareholder who tenders less than ninety percent (90%) of his or her Shares for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased from the Shareholder so that the required minimum balance is maintained.  Shareholders who tender ninety percent (90%) or more of their Shares will be deemed to have liquidated their investment.

Please refer to Section 8 of the Repurchase Offer Terms for more information.

Is my participation in the Repurchase Offer a taxable transaction for U.S. federal income tax purposes?

In general, a Shareholder who tenders all Shares held, or Shares considered to be held under certain attribution rules of the U.S. Internal Revenue Code of 1986, as amended, will be treated as having sold its Shares and generally will realize a capital gain or loss.  If a Shareholder tenders fewer than all of its Shares, the Shareholder may be treated as having received a taxable dividend upon the tender of its Shares.  Shareholders should also consult their tax advisor to discuss their individual circumstances.

Please refer to Section 13 of the Repurchase Offer Terms for more information.

May the Repurchase Offer be extended?

The Expiration Date is at 12:00 midnight Eastern Time on February 3, 2011, unless extended.  The Fund may extend the period of time the Repurchase Offer is open.  Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.

Please see Section 10 of the Repurchase Offer Terms for more information.

Is there any reason Shares submitted in the Repurchase Offer would not be accepted?

In addition to those circumstances described in Section 10 of the Repurchase Offer in which the Fund is not required to accept Shares submitted for repurchase, the Fund has reserved the right to reject any and all requests to participate in the Repurchase Offer it determines by it not to be in appropriate form.  The Repurchase Offer is not conditioned upon submission of a minimum number of Shares.

The Fund will repurchase tendered Shares on a pro rata basis in the event that Shareholders tender more than twenty-five percent (25%) of its Shares or the Fund cannot efficiently liquidate underlying positions in order to repurchase Shares for cash.

Concurrent with the Repurchase Offer, Persimmon Growth Partners Fund, L.P. (the “Master Fund”) is also offering to repurchase its securities from its members.  The Master Fund is offering to repurchase twenty-five percent (25%) of its units of beneficial interest (“Units”).  If the Master Fund’s repurchase offer is fully or over-subscribed it may affect the Fund’s ability to redeem its Units in the Master Fund which in turn may affect the Fund’s ability to fund the repurchase of Shares by its Shareholders in connection with the Repurchase Offer.

Please see Sections 8 and 10 of the Repurchase Offer Terms for more information.

How do I obtain additional information?

Questions and requests for assistance should be directed to the Investment Manager at (877) 502-6840.  Requests for additional copies of the Offer to Repurchase and the Letter of Transmittal should be directed to the Administrator.

The Letter of Transmittal should be sent to the Administrator by FEBRUARY 3, 2011 at the following address:

JD Clark & Company
Attn:  Persimmon Growth Partners Investor Fund
2225 Washington Boulevard, Suite 300
Ogden, UT 84401
PH:  801-737-4000
FX:  801-737-8080

______________________________________________________________________________

Persimmon Growth Partners Investor Fund
REPURCHASE OFFER TERMS
January 3, 2011
______________________________________________________________________________

1.	Company Information

A.           Persimmon Growth Partners Investor Fund (the “Fund”) is located at 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422, and its telephone number is 877-502-6840.

B.           As of November 30, 2010 there were 28,262.390 total shares of the Fund outstanding (the “Shares”) and the net asset value of such issued and outstanding Shares in the Fund was $30,694,169.  Shareholders may obtain the current net asset value of their Shares during the period of the Repurchase Offer by calling 877-502-6840 between the hours of 9:00 and 5:00 Eastern Time, Monday-Friday (except holidays).

C.           Trading Market and Price.  There is no established trading market for the Shares and any transfer is strictly limited by the Agreement and Declaration of Trust, dated as of June 2, 2010 (the “Declaration of Trust”).  The high and low net asset value per Share for the Fund for the past quarter as provided by the Fund’s Administrator, JD Clark & Company (the “Administrator”) is as follows:

	High	Low
Third Quarter 2010	1,039.104	1,000.000

2.           Identity and Background of Filing Person.  The Fund is the filing person and the subject company.  The Investment Manager of the Fund is Persimmon Capital Management, LP (the “Investment Manager”).  The Investment Manager is located at 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422 and its telephone number is (877) 502-6840.  The members of the Fund’s board of trustees (the “Board of Trustees”) are Gregory S. Horn, Robert W. Fesnak, Joseph R. Rindler, Jr. and Michael J. Maher, Jr.  Their address is c/o Persimmon Growth Partners Investor Fund, 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422.  The Fund has the following executive officers:  Gregory S. Horn, President and Jodi E. DiFilippo, Secretary.  The address of each executive officer is:  1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422.

3.          The Repurchase Offer.  The Fund is offering to repurchase up to twenty-five percent (25%) of its shares pursuant to tenders by shareholders (each, a “Shareholder,” together, the “Shareholders”) of the Fund’s shares (the “Shares”) issued and outstanding as of the February 3, 2011 (the “Expiration Date”).  The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on March 31, 2011 (the “Net Asset Value Determination Date”).  A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted in cash, without interest, upon the terms and conditions set forth in the Offer to Repurchase, dated as of January 3, 2011, and the Letter of Transmittal, which as each may be amended or supplemented from time to time, together constitute the “Repurchase Offer”.

The Fund will not pay interest to participating Shareholders for Shares redeemed, regardless of any delay in payment.  Participating Shareholders will not be obligated to pay any fees in connection with their request to redeem Shares.  However, a participating Shareholder may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the “Financial Intermediary”) for participating Shares held by such Financial Intermediary.

The purpose of the Repurchase Offer is to provide Shareholders a source of liquidity for their Shares, as Shares are not redeemable daily for cash nor are they traded on a stock exchange.  The offer is not conditioned upon the tender for repurchase of any minimum number of Shares, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

The Fund will distribute materials for the Repurchase Offer on or about January 3, 2011 to all Shareholders.  Shares tendered for repurchase in compliance with the terms hereof from any officer, director or affiliate of the Fund will be accepted by the Fund.  Any purchase from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchases of Shares.

4.           Expiration Date.  All tenders of Shares for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Administrator on or before 12:00 midnight Eastern Time on the Expiration Date.  The Repurchase Offer may be extended in the discretion of the Board of Trustees.  Requests to tender Shares submitted to the Administrator must be sent to the address specified in the Letter of Transmittal.

5.           Net Asset Value Determination Date.  The value of the Shares tendered in this Repurchase Offer will likely change from the time between January 3, 2011, the Expiration Date, and March 31, 2011, the Net Asset Value Determination Date, when the value of the Shares tendered to the Fund will be determined to calculate the Repurchase Price.  The Repurchase Price will be the net asset value of the Shares as of the close of regular trading session of the New York Stock Exchange on the Net Asset Value Determination Date.

The initial publication of the Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Declaration of Trust.  The Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares.

Shareholders are encouraged to obtain current quotations of the Fund’s net asset value prior to making a decision regarding this offer.

6.           Net Asset Value.  Although Shareholders must determine whether to tender Shares prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date.  The net asset value of a Shareholder’s Shares can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date.  The Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

7.           Payment for Repurchased Shares.  Generally, a Shareholder will receive an initial payment (the “Initial Payment”) in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Shares.  A Shareholder that tenders ninety percent (90%) or more of the Shareholder’s Shares, and such tender is accepted by the Fund, will be deemed to have liquidated such Shareholder’s investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date.  The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from Persimmon Growth Partners Fund, L.P. (the “Master Fund”) in order to fund the repurchase of Shares, within ten (10) business days after the Fund has received at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Master Fund.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and, based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares, in compliance with any applicable law.

Promptly after the Expiration Date, Shareholders whose Shares are accepted by the Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Shares.

Although the Fund will attempt to make payment for Shares promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund’s control.  The Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Fund’s making payment for Shares.

The Fund will have accepted for payment Shares validly submitted for repurchase and not withdrawn, when the Fund gives oral or written notice to the Administrator of the Fund’s acceptance for payment of such Shares pursuant to the Repurchase Offer.

The Fund anticipates that it will pay a Shareholder the Repurchase Price in cash.  However, repurchases of Shares or portions thereof from Shareholders by the Fund may be paid, in the sole discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase.  Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pro-rata basis.

8.           Increase in Amount of Shares Repurchased; Pro Rata Repurchases.  If Shareholders tender for repurchase more than twenty-five percent (25%) of the outstanding Shares of the Fund during the offering period, the Fund may (but is not obligated to) increase the outstanding Shares that the Fund is offering to repurchase by up to two percent (2.00%) on the Expiration Date.  The Fund may increase the outstanding Shares to be repurchased or the Fund may decide not to do so.  In either case, if the outstanding Shares tendered for repurchase exceeds more than twenty-five percent (25%) of the outstanding Shares of the Fund, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.  Additionally, the Fund will repurchase tendered Shares on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in the Master Fund in order to repurchase tendered Shares for cash.

Concurrent with the Repurchase Offer, Persimmon Growth Partners Fund, L.P. (the “Master Fund”) is also offering to repurchase its securities from its members.  The Master Fund is offering to repurchase twenty-five percent (25%) of its units of beneficial interest (“Units”).  If the Master Fund’s repurchase offer is fully or over-subscribed it may affect the Fund’s ability to redeem its Units in the Master Fund which in turn may affect the Fund’s ability to fund the repurchase of Shares by its Shareholders in connection with the Repurchase Offer.

There can be no assurance that the Fund will be able to repurchase all the Shares tendered, even if a Shareholder’s entire position in Shares was tendered.  In the event of an oversubscribed Repurchase Offer, Shareholders may be unable to liquidate all of their Shares at the Repurchase Price.  Shareholders may have to wait until a subsequent repurchase offer to tender the Shares that the Fund was unable to repurchase, and Shareholders would be subject to the risk of net asset value fluctuations during that time.

In addition, a Shareholder who tenders for repurchase less than ninety percent (90%) of the Shareholder’s investment in Shares will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  The Fund maintains the right to reduce the amount of Shares tendered for repurchase so that the required minimum balance is maintained.  The Fund will promptly notify the Shareholder if his or her tender of Shares would reduce the Shareholder’s balance to less than $25,000.  Shareholders who tender ninety percent (90%) or more of their Shares will be deemed to have liquidated their investment.

The Fund may reject all or part of a tender if, among other reasons, the Investment Manager determines that it would be in the best interest of the Fund to do so.

9.           Withdrawal Rights.  Shares tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Shares tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Administrator at its address specified in the Letter of Transmittal, before the Expiration Date.  Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered.  Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in the attached Instruction 1 of the Letter of Transmittal.

Shares may be submitted for repurchase again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Shares for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares.

10.           Extension, Suspension or Postponement of Repurchase Offer.  The Board of Trustees expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Administrator.  Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.  If the Board of Trustees makes a material change in the terms of the Repurchase Offer or the information concerning Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, the Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Exchange Act.  During any extension, all Shares previously submitted for repurchase and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Shareholder’s right to withdraw such Shareholder’s Shares.  The Board of Trustees may cancel the Repurchase Offer or postpone the acceptance of Shares if:

(a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Repurchase Offer;

(b) there is, in the judgment of the Board of Trustees, any
(i)	legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting the Fund,
(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund,
(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions,
(iv)	suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,
(v)	commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund,
(vi)	material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Repurchase Offer, or
(vii)	other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Repurchase Offer were purchased; or

(c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Repurchase Offer.

However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

11.           Agreements involving the Fund’s Securities.  Every Shareholder, prior to investing in the Fund, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Fund.  The subscription documents contain provisions related to items such as fees and liquidity restrictions.  Every Shareholder is required to comply with the terms and conditions of the subscription documents.  There are no other agreements, arrangements, or understandings between the Fund and any other person with respect to the securities of the Fund.

12.           Certain Information about the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware statutory trust.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.  The Fund invests substantially all of its assets in the Master Fund, which is conducting a contemporaneous offer to repurchase up to twenty-five percent (25%) of its issued and outstanding beneficial interests at net asset value (the “Master Fund Repurchase Offer”).  The Investment Manager also serves as investment manager for the Master Fund.

Except as described herein,  none of the Fund, the Investment Manager or the Board of Trustees has any plans or proposals that relate to or would result in:  (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Repurchase Offer or in connection with ordinary portfolio transactions of the Fund) (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the present Board of Trustees, or the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees or to fill any existing vacancy on the Board of Trustees or to change the material terms of the employment contract of any executive officer; (e) any other material change in the Fund’s structures or business, including any plans or proposals to make any changes in their fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person, (g) the Fund becoming eligible for termination of registration under Section 12(g)(4) of the 1940 Act; (h) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares from time to time) or the disposition of Shares (other than through periodic repurchase offers including the Repurchase Offer) or (i) the suspension of the Fund’s obligations to file reports under Section 15(d) of the 1940 Act.  The Fund is not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

Shares that are tendered to the Fund in connection with the Repurchase Offer will be retired, although the Fund may issue Shares from time to time in transactions not involving any public offering and exempt from registration under the Securities Act of 1933, as amended.

13.           Tax Consequences.  The following discussion is a general summary of the Federal income tax consequences of the repurchase of Shares by the Fund from Shareholders pursuant to the Repurchase Offer.  Shareholders should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Shares by the Fund pursuant to the Repurchase Offer.

In general, a Shareholder from whom Shares are repurchased by the Fund will be treated as receiving a distribution from the Fund.  Such Shareholders generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Shareholder exceeds such Shareholder’s then adjusted tax basis in such Shareholder’s Shares.  A Shareholder’s basis in such Shareholder’s remaining Shares, if any, will be reduced (but not below zero) by the amount of money received by the Shareholder from the Fund in connection with the purchase.  A Shareholder’s basis in such Shareholder’s Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Shareholder for periods through the Net Asset Value Determination Date.  Money distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as capital gain or ordinary income, depending on the circumstances.  A Shareholder whose entire investment is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Shareholder’s then adjusted tax basis in the Shareholder’s repurchased Shares.  Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Shareholders whose entire Shares are purchased by the Fund.  Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Shareholders who retain Shares in the Fund.

14.           Repurchase Fees.  No fee or commission is payable by you to the Fund in order to participate in the Repurchase Offer.  However, if your Shares are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

15.           Proper Form of Repurchase Request Documents.

A.           Proper Presentation of Shares for Repurchase

For a Shareholder to properly submit Shares pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Administrator by the Expiration Date.  Letters of Transmittal should NOT be sent or delivered to the Fund.

The acceptance by the Fund of Shares for repurchase will constitute a binding agreement between the participating Shareholder and the Fund subject to the conditions and terms of the Repurchase Offer.

B.           Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:
•	The Letter of Transmittal is signed by all registered holder(s) of the Shares, AND
•	There is no change of registration for the Shares that the Shareholder will continue to hold, AND
•	The payment of the repurchase proceeds is to be sent to the registered owners of the Shares at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below.  (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Shares submitted for repurchase must correspond with the name(s) in which the Shares are registered, without alteration, enlargement or any change whatsoever.

If any of the Shares presented for repurchase are owned of record by two (2) or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Shares presented for repurchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted.  “Satisfactory” evidence is in the sole discretion of the Fund.

C.           Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding.  The Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholder(s).  The Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.  Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the time period determined by the Fund.  Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

None of the Fund, the Administrator, the Investment Manager nor any other person is obligated to give notice of any defects or irregularities in repurchase requests tendered, and no person will incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Shareholder.  In all cases, sufficient time should be allowed to ensure timely delivery.

16.           Recommendations.  The Repurchase Offer has been recommended by the Investment Manager and unanimously approved by the Board of Trustees.  However, none of the Fund, the Investment Manager, nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Repurchase Offer.  Shareholders are urged to carefully evaluate all information in the Offer to Repurchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Shares for repurchase.  The Repurchase Offer is intended to provide Shareholders with a source of liquidity for their Shares, as Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Shareholder’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Repurchase Offer.  No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

There are no other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this Repurchase Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

17.           Source and Amount of Funds; Effect of the Repurchase Offer.  The actual cost of the Repurchase Offer cannot be determined at this time because the number of Shares to be repurchased will depend on the number of Shares submitted for repurchase and the Repurchase Price will be determined on the Net Asset Value Determination Date.  The total cost to the Fund of repurchasing twenty-five percent (25%) of its issued and outstanding Shares pursuant to the Repurchase Offer would be approximately $7,673,542.23 based on the net asset value of all Shares in that Fund as of November 30, 2010.  However, the total number of Shares issued and outstanding as of the Expiration Date may be higher than the number of Shares issued and outstanding on November 30, 2010.  Repurchased Shares will be retired, resulting in a reduction in the Fund’s aggregate net asset value.  However, the Fund may issue new Shares upon additional subscriptions from current Shareholders or new subscriptions by new Shareholders.

The Fund has the resources necessary to make payment for Shares submitted for repurchase in the Repurchase Offer since the Fund will liquidate interests held in the Master Fund pursuant to the Master Fund Repurchase Offer to meet repurchase requests.  There are no material conditions to the financing of the transaction.  The Fund does not currently intend to borrow, directly or indirectly, any part of the Fund or other consideration to be used in the transaction; however, the Fund reserves the right to do so, in its sole discretion, as disclosed in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and the Declaration of Trust.  The Fund will bear its costs and expenses of the Repurchase Offer.

The repurchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Shareholders and reducing the net assets of the Fund.  The reduced net assets of the Fund as a result of the Repurchase Offer will result in a higher expense ratio for the Fund, as described in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and the Declaration of Trust.  In addition, the net asset value of the Shares may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by the Fund accompanying the liquidation of portfolio securities for cash.

18.           Certain Legal Matters.  The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to a Shareholder’s decision whether to participate in the Repurchase Offer.

The Fund’s obligations under the Repurchase Offer to accept payment and pay for Shares are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will repurchase requests be accepted from or on behalf of) holders of Shares in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  The Fund reserves the right to exclude Shareholders in any jurisdiction in which the Repurchase Offer cannot lawfully be made.  So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Fund believes that the exclusion of Shareholders residing in such jurisdictions is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

The Fund is not aware of any license or regulatory permit that appears to be material to its respective businesses that might be adversely affected by the Repurchase Offer or the payment of cash in exchange for the tender of Shares.

19.           Shares of Trustees and Officers; Transactions and Arrangements Concerning Shares.  As of November 30, 2010, the aggregate number and percentage of Shares of the Fund beneficially owned by members of the Board of Trustees and the officers and control persons are set forth in the table below:

Name and Position	Number of Shares beneficially owned	Percentage of Shares beneficially owned	Address
Interested Trustee
Gregory S. Horn, Trustee and President	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Independent Trustees
Robert W. Fesnak, Trustee	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Joseph R. Rindler, Jr., Trustee	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Michael J. Maher, Jr., Trustee	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Officer(s)
Jodi E. DiFilippo, Secretary	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Control Persons

All trustees and executive officers of the Fund as a group	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422

As of November 30, 2010, the aggregate number and percentage of Units of the Master Fund beneficially owned by members of the Board of Trustees and the Fund’s officers and control persons are set forth in the table below.

Name and Position	Number of Shares beneficially owned	Percentage of Shares beneficially owned	Address
Interested Trustee
Gregory S. Horn, Director and President	1,611.086	5.41%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Independent Trustees
Robert W. Fesnak, Director	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Joseph R. Rindler, Jr., Director	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Michael J. Maher, Jr., Director	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Officer(s)
Jodi E. DiFilippo, Secretary	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Control Persons
Persimmon Growth Partners Investor Fund	28,260.855	94.59%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
All trustees and executive officers of the Fund as a group	1,611.086	5.41%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422

Neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s Trustees or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Repurchase Offer with respect to any securities of the Fund.  This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.  The Fund has been advised that no member of the Board of Trustees, any officers, or the Investment Manager intends to participate in the Repurchase Offer of the Fund.

20.           Additional Information.  None.

There are no agreements required to be disclosed pursuant to Item 11 of Schedule TO.

21.           Financial Statements.  The Fund commenced operations on August 24, 2010.  The Issuer is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Issuer is an investment fund that does not calculate earnings per share or book value per share.  The Issuer’s assets will be reduced by the amount of the tendered interests that are purchased by the Issuer.  Thus, income relative to assets may be affected by the Offer.  Copies of the Fund’s financial statements can be obtained by calling Persimmon Capital Management, LP at (877) 502-6840 or by a request by mail to 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422.  These can also be found online at www.sec.gov.

Dated:  January 3, 2011

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares held byShareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries